SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HEALTHCARE TRUST, INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Bidders)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

42226B105

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, LP

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

Calculation of Filing Fee:

Transaction	Amount of
Valuation*	Filing Fee**

$43,050,000	$5,587.89

*	For purposes of calculating the filing fee only. Assumes the purchase of 5,000,000 shares of Common Stock at a purchase price equal to $8.61 per share in cash.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.00012980.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,587.89
Form or Registration Number: Schedule To-T (File No. 005-89596)
Filing Party: Comrit Investments 1, Limited Partnership; Comrit Investments Ltd.
Date Filed: February 26, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO TENDER OFFER

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment”) relates to the offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 5,000,000 shares of common stock, par value $0.01 per share (the “Shares”), in Healthcare Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $8.61 per Share, upon the terms and subject to the conditions set forth in the previously filed Offer to Purchase (the “Offer to Purchase”) and the related Assignment Form. Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.

This Amendment is being filed to announce the termination of the Offer. The Purchaser hereby irrevocably and unconditionally terminates the Offer. The Purchaser is terminating the Offer due to the occurrence of a condition described in Section 12(d) of the Offer to Purchase; specifically, a “general suspension of trading” on a national securities exchange due to multiple trading halts on the New York Stock Exchange (the “NYSE”).

The Purchaser’s obligation to acquire Shares pursuant to the Offer was subject to various terms and conditions as specified in the Offer to Purchase, including a condition described in Section 12(d) thereof that specified that there shall not have occurred a “general suspension of trading” on a national securities exchange. Under the terms of the Offer, once such an event occurred at any time on or after the date of the Offer and before the Offer’s expiration date, the Purchaser had the right to terminate the Offer.

Although the Purchaser did not define a “general suspension of trading” in the Offer to Purchase, the Purchaser has determined that such a condition was triggered by the two mandatory trading halts imposed by the NYSE on March 9, 2020 and March 16, 2020.

None of the Shares were purchased in the Offer and, as a result of the termination, all of the Shares previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their Shares.

A copy of the press release being issued by the Purchaser announcing the termination of the Offer is attached hereto as Exhibit 99(a)(4) and is incorporated herein by reference.

Item 12. Exhibits.

(a)(4)	Press Release

(b) - (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2020

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer